Exhibit 99.2

PROFOUND MEDICAL CORP.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2022

PRESENTED IN US DOLLARS (000s)

Profound Medical Corp.

Interim Condensed Consolidated Balance Sheets

In USD (000s)

(Unaudited)

	June 30, 2022 $	December 31, 2021 $

Assets

Current assets
Cash	53,235	67,152
Trade and other receivables (note 3)	3,463	1,412
Inventory (note 4)	7,992	7,413
Prepaid expenses and deposits	504	1,148
Total current assets	65,194	77,125

Trade and other receivables (note 3)	2,531	3,622
Property and equipment (note 5)	787	788
Intangible assets (note 6)	889	1,435
Right-of-use assets (note 7)	978	1,116
Goodwill	2,646	2,689

Total assets	73,025	86,775

Liabilities

Current liabilities
Accounts payable and accrued liabilities	2,423	3,180
Deferred revenue	505	477
Provisions	72	87
Derivative financial instrument	72	161
Lease liabilities (note 8)	247	250
Total current liabilities	3,319	4,155

Deferred revenue	840	875
Lease liabilities (note 8)	985	1,127

Total liabilities	5,144	6,157

Shareholders’ Equity

Share capital (note 9)	216,045	219,579
Contributed surplus	18,040	16,986
Accumulated other comprehensive income	8,634	4,746
Deficit	(174,838)	(160,693)

Total Shareholders’ Equity	67,881	80,618

Total Liabilities and Shareholders’ Equity	73,025	86,775

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Profound Medical Corp.

Interim Condensed Consolidated Statements of Loss and Comprehensive Loss (Income)

In USD (000s)

(Unaudited)

	Three months ended June 30, 2022 $	Three months ended June 30, 2021 $	Six months ended June 30, 2022 $	Six months ended June 30, 2021 $

Revenue (note 11)
Capital equipment	864	1,459	1,204	1,693
Recurring - non-capital	1,161	1,168	2,185	1,645
	2,025	2,627	3,389	3,338
Cost of sales (note 12)	1,089	1,411	2,017	1,870
Gross profit	936	1,216	1,372	1,468

Operating expenses (note 12)
Research and development	3,688	3,419	6,868	6,524
General and administrative	2,632	2,453	4,978	4,585
Selling and distribution	2,394	1,728	4,596	3,315
Total operating expenses	8,714	7,600	16,442	14,424

Operating Loss	7,778	6,384	15,070	12,956

Net finance costs/(income) (note 13)	(1,864)	602	(972)	1,502

Loss before taxes	5,914	6,986	14,098	14,458

Income taxes	16	57	47	84

Net loss attributed to shareholders for the period	5,930	7,043	14,145	14,542

Other comprehensive loss
Item that may be reclassified to loss
Foreign currency translation adjustment- net of tax	(6,181)	1,929	(3,888)	2,914
Net loss and comprehensive loss/(income) for the period	(251)	8,972	10,257	17,456

Loss per share (note 14)
Basic and diluted loss per common share	0.28	0.35	0.68	0.72

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Profound Medical Corp.

Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity

In USD (000s)

(Unaudited)

	Number of shares	Share capital $	Contributed surplus $	Accumulated other comprehensive income (loss) $	Deficit $	Total $

Balance – January 1, 2021	20,208,948	211,527	11,250	4,567	(129,994)	97,350

Net loss for the period	-	-	-	-	(14,542)	(14,542)
Cumulative translation adjustment – net of tax of $nil	-	5,056	280	(2,914)	-	2,422
Exercise of share options	40,084	565	(223)	-	-	342
Exercise of warrants	130,036	1,890	(379)	-	-	1,511
Vesting of RSUs	1,234	18	(18)	-	-	-
Share-based compensation (note 10)	-	-	2,798	-	-	2,798
Balance – June 30, 2021	20,380,302	219,056	13,708	1,653	144,536	89,881

Balance – January 1, 2022	20,776,217	219,579	16,986	4,746	(160,693)	80,618

Net loss for the period	-	-	-	-	(14,145)	(14,145)
Cumulative translation adjustment – net of tax of $nil	-	(4,726)	(315)	3,888	-	(1,153)
Exercise of share options	15,705	160	(65)	-	-	95
Vesting of RSUs	59,405	1,032	(1,032)
Share-based compensation (note 10)	-	-	2,466	-	-	2,466
Balance – June 30, 2022	20,851,327	216,045	18,040	8,634	(174,838)	67,881

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Profound Medical Corp.

Interim Condensed Consolidated Statements of Cash Flows

In USD (000s)

(Unaudited)

	Six months ended June 30, 2022 $	Six months ended June 30, 2021 $

Operating activities
Net loss for the period	(14,145)	(14,542)
Adjustments to reconcile net loss to net cash flows from operating activities:
Depreciation of property and equipment (note 5)	327	229
Amortization of intangible assets (note 6)	531	502
Depreciation of right-of-use assets (note 7)	118	165
Share-based compensation (note 10)	2,466	2,798
Interest and accretion expense (note 13)	32	46
Deferred revenue	11	107
Change in fair value of derivative financial instrument	(89)	(149)
Interest income on trade and other receivables (note 13)	(212)	-
Changes in non-cash working capital balances
Trade and other receivables	(823)	56
Prepaid expenses and deposits	636	640
Inventory	(1,012)	(2,135)
Accounts payable and accrued liabilities	(724)	(1,168)
Provisions	(15)	(12)
Income taxes payable	-	(13)
Foreign exchange on cash	(528)	1,188
Net cash flow used in operating activities	(13,427)	(12,288)

Investing activities
Purchase of property and equipment	-	(32)
Purchase of intangible assets	-	(313)
Total cash used in investing activities	-	(345)

Financing activities
Payment of other liabilities	-	(99)
Proceeds from share options exercised	95	342
Proceeds from warrants exercised	-	1,511
Payment of lease liabilities	(161)	(197)
Total cash from financing activities	(66)	1,557

Net change in cash during the period	(13,493)	(11,076)
Foreign exchange on cash	(424)	934
Cash – Beginning of period	67,152	83,913
Cash – End of period	53,235	73,771

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Profound Medical Corp.

Notes to Interim Condensed Consolidated Financial Statements

June 30, 2022

In USD (000s)

(Unaudited)

1	Description of business

Profound Medical Corp. (Profound) and its subsidiaries (together, the Company) were incorporated under the Ontario Business Corporations Act on July 16, 2014. The Company is a medical technology Company developing treatments to ablate the prostate gland, uterine fibroids, osteoid osteoma and nerves for palliative pain relief for patients with metastatic bone disease.

The Company’s registered address is 2400 Skymark Avenue, Unit 6, Mississauga, Ontario, L4W 5K5, Canada.

2	Summary of significant accounting policies and basis of preparation

Basis of preparation

The Company prepares its consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS), applicable to the preparation of interim condensed consolidated financial statements, including International Accounting Standards (IAS) 34, Interim Financial Reporting. These interim condensed consolidated financial statements are presented in US dollars and should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2021, which were prepared in accordance with IFRS.

The Board of Directors approved these consolidated financial statements on August 4, 2022. These consolidated financial statements comply with IFRS.

The interim condensed consolidated financial statements were prepared on a going concern basis under the historical cost convention, except for the derivative financial instrument which is measured at fair value.

COVID-19

The COVID-19 outbreak has been declared a pandemic by the World Health Organization. COVID-19 is altering business and consumer activity in affected areas and beyond. The global response to the COVID-19 pandemic has resulted in, among other things, border closures, severe travel restrictions, the temporary shut-down of non-essential services and extreme fluctuations in financial and commodity markets. Additional measures may be implemented by one or more governments in jurisdictions where the Company operates. These measures have caused material disruption to businesses globally, resulting in an economic slowdown. The extent to which COVID-19 and any other pandemic or public health crisis impacts the Company’s business, affairs, operations, financial condition, liquidity, availability of credit and results of operations will depend on future developments that are highly uncertain and cannot be predicted with any meaningful precision, including new information which may emerge concerning the severity of the COVID-19 virus and the actions required to contain the COVID-19 virus or remedy its impact, among others.

(1)

Profound Medical Corp.

Notes to Interim Condensed Consolidated Financial Statements

June 30, 2022

In USD (000s)

(Unaudited)

Further, from an operational perspective, the Company’s employees, direct sales and marketing teams and distribution partners, as well as the workforce of vendors, services providers and counterparties with which the Company does business, may also be adversely affected by the COVID-19 pandemic or efforts to mitigate the pandemic, including government-mandated shutdowns, requests or orders for employees to work remotely, and other physical distancing measures, which could result in an adverse impact on the Company’ ability to conduct its businesses, including its ability to cultivate adoption of the TULSA-PRO® technology, support clinical trials, support clinical customers with the TULSA-PRO® procedures and increase the utilization of the systems and one-time-use devices.

To date, the economic downturn and uncertainty caused by the COVID-19 pandemic and global measures undertaken to contain its spread have affected all of the Company’s operations to some extent and, in particular, have caused volatility in demand for the TULSA-PRO® and SONALLEVE® systems and the one-time-use devices related thereto. This has resulted in a reduction in anticipated sales and led to delays in the Company’s expectations regarding the rate at which agreements for new system user sites will be entered into and when user sites will become operational for the initiation of patient treatments. Despite the COVID-19 pandemic, patient treatments are continuing and Profound continues to identify potential new system user sites. The Company continues to evaluate the current and potential impact of the COVID-19 pandemic on its business, affairs, operations, financial condition, liquidity, availability of credit and results of operations.

The financial impacts from COVID-19 during the period has affected Profound’s ability to collect payments due to continuous lockdowns and hospital restrictions, which have impeded our efforts to install our systems and has delayed corresponding collections. Profound continues to work with local authorities and team members located within these countries to help expedite the process.

3	Trade and other receivables

The trade and other receivables balance comprises the following:

	June 30, 2022 $	December 31, 2021 $

Trade receivables	5,825	4,592
Tax receivables	160	407
Other receivables	9	35
Total trade and other receivables	5,994	5,034
Less: Current portion	3,463	1,412
Long-term portion	2,531	3,622

Trade receivables past due represents amounts not collected beyond the customer’s contractual terms. The Company applies the simplified approach to provide for expected credit losses prescribed by IFRS 9, which permits the use of the lifetime expected loss provision for all trade receivables. At June 30, 2022 and December 31, 2021 there were no trade receivables that were past due.

(2)

Profound Medical Corp.

Notes to Interim Condensed Consolidated Financial Statements

June 30, 2022

In USD (000s)

(Unaudited)

Management continually reviews the future cash flows used in the calculation of the amortized cost of its trade and other receivables. Due to the ongoing COVID-19 pandemic and access to customer locations, certain trade and other receivables are expected to have a longer repayment term due to the payment term being based on installation of the device. The Company recognized $168 and $212 of interest income for the three and six months ended June 30, 2022, respectively ($nil and $nil for the three and six months ended June 30, 2021, respectively). During the three months ended June 30, 2022 and subsequent to June 30, 2022, certain trade and other receivables where the amortized cost had been previously revised were collected. As a result, all remaining interest income accretion was recognized on an accelerated basis. Those trade and other receivables that are anticipated to be collected after one year are classified as non-current.

4	Inventory

	June 30, 2022 $	December 31, 2021 $

Finished goods	5,829	5,114
Raw materials	2,191	2,306
Inventory provision	(28)	(7)
Total inventory	7,992	7,413

During the three and six months ended June 30, 2022, $552 and $1,179 (three and six month periods ended June 30, 2021, $1,564 and $2,004, respectively) of inventory was recognized in cost of sales. The Company increased its inventory provision by $15 and $21 during the three and six months ended June 30, 2021 (decreased the three and six month periods ended June 30, 2021 - $6 and $9). There were no other inventory writedowns charged to cost of sales during the period ended June 30, 2022.

5	Property and equipment

Property and equipment consists of the following:

	Leasehold improvements $	Equipment under lease $	Total $

At January 1, 2022
Cost	578	1,077	1,655
Accumulated depreciation	(292)	(575)	(867)
Net book value	286	502	788

Six months ended June 30, 2022
Opening net book value	286	502	788
Additions	-	331	331
Foreign exchange	(4)	(1)	(5)
Depreciation	(30)	(297)	(327)
Closing net book value	252	535	787

At June 30, 2022
Cost	569	1,397	1,966
Accumulated depreciation	(317)	(862)	(1,179)
Net book value	252	535	787

(3)

Profound Medical Corp.

Notes to Interim Condensed Consolidated Financial Statements

June 30, 2022

In USD (000s)

(Unaudited)

6	Intangible assets

Intangible assets consist of the following:

	Exclusive licence agreement $	Software $	Proprietary technology $	Brand $	Total $

As at January 1, 2022
Cost	231	978	3,456	681	5,346
Accumulated amortization	(66)	(208)	(3,039)	(598)	(3,911)
Net book value	165	770	417	83	1,435

Six months ended June 30, 2022
Opening net book value	165	770	417	83	1,435
Foreign exchange	(1)	(6)	(5)	(3)	(15)
Amortization	(11)	(97)	(354)	(69)	(531)
Closing net book value	153	667	58	11	889

As at June 30, 2022
Cost	231	978	3,456	681	5,346
Accumulated amortization	(78)	(311)	(3,398)	(670)	(4,457)
Net book value	153	667	58	11	889

7	Right-of-use assets

Leased premises $

As at January 1, 2022
Cost	1,918
Accumulated depreciation	(802)
Net book value	1,116

Six months ended June 30, 2022
Opening net book value	1,116
Foreign exchange	(20)
Depreciation	(118)
Closing net book value	978

As at June 30, 2022
Cost	1,782
Accumulated depreciation	(804)
Net book value	978

The Company leases office premises in Mississauga, Canada and Beijing, China. These lease agreements are typically entered into for three to ten-year periods.

(4)

Profound Medical Corp.

Notes to Interim Condensed Consolidated Financial Statements

June 30, 2022

In USD (000s)

(Unaudited)

8	Lease liabilities

	June 30, 2022 $	December 31, 2021 $

Balance – Beginning of period	1,377	1,676
Repayments	(161)	(386)
Foreign exchange	(16)	2
Addition	-	18
Interest and accretion expense	32	67
Balance – End of Period	1,232	1,377
Less: Current portion	247	250
Long-term portion	985	1,127

9	Share capital

Common shares

The Company is authorized to issue an unlimited number of common shares.

Issued and outstanding (with no par value)

	June 30, 2022 $	December 31, 2021 $

20,851,327 (December 31, 2021 – 20,776,217) common shares	216,045	219,579

Warrants

A summary of warrants outstanding is shown below:

	Number of warrants	Weighted average exercise price C$	Weighted average remaining contractual life (years)

Balance - January 1, 2022 & June 30, 2022	724,983	13.81	0.74

10	Share-based payments

Share options

Compensation expense related to share options for the three and six months ended June 30, 2022 was $1,203 and $1,700, respectively (three and six month periods ended June 30, 2021 was $1,552 and $2,632, respectively).

(5)

Profound Medical Corp.

Notes to Interim Condensed Consolidated Financial Statements

June 30, 2022

In USD (000s)

(Unaudited)

A summary of the share option changes during the period presented and the total number of share options outstanding as at those dates are set forth below:

	Number of options	Weighted average exercise price C$

Balance - January 1, 2022	2,092,596	16.90
Exercised	(15,705)	7.76
Forfeited/expired	(228,555)	17.69
Balance - June 30, 2022	1,848,336	16.28

The following table summarizes information about the share options outstanding as at June 30, 2022:

Exercise price C$	Number of options outstanding	Weighted average remaining contractual life (years)	Number of options exercisable

2.01 – 4.00	3,000	0.92	3,000
8.01 – 10.00	388,847	5.98	312,154
10.01 – 12.00	135,801	5.93	116,864
12.01 – 14.00	8,300	4.12	8,300
14.01 – 16.00	285,277	6.78	153,443
16.01 – 18.00	467,575	7.92	254,477
20.01 – 22.00	1,400	8.14	635
22.01 – 24.00	460,921	8.78	125,873
24.01 – 26.00	86,215	8.43	34,731
28.01 – 30.00	11,000	8.70	3,438
	1,848,336	7.40	1,012,915

Long-term incentive plan

Share-based compensation expense related to long-term incentive plan (LTIP) for the three and six months ended June 30, 2022 was $388 and $766 (three and six month periods ended June 30, 2021 was $149 and $166, respectively).

A summary of the RSUs changes during the period are set forth below:

	Number of RSUs	Weighted average remaining contractual life (years)

Balance - January 1, 2022	232,317	2.45
Vested	(59,405)	-
Forfeited	(29,001)	2.07
Balance - June 30, 2022	143,911	2.13

(6)

Profound Medical Corp.

Notes to Interim Condensed Consolidated Financial Statements

June 30, 2022

In USD (000s)

(Unaudited)

11	Revenue

	Three months ended June 30,
	2022 $			2021 $
	Contracts with customers	Leasing	Total	Contracts with customers	Leasing	Total

Capital equipment	864	-	864	1,459	-	1,459
Recurring - non-capital	981	180	1,161	1,095	73	1,168
	1,845	180	2,025	2,554	73	2,627

	Six months ended June 30,
	2022 $			2021 $
	Contracts with customers	Leasing	Total	Contracts with customers	Leasing	Total

Capital equipment	1,204	-	1,204	1,693	-	1,693
Recurring - non-capital	1,875	310	2,185	1,488	157	1,645
	3,079	310	3,389	3,181	157	3,338

12	Nature of expenses

	Three months ended June 30, 2022 $	Three months ended June 30, 2021 $	Six months ended June 30, 2022 $	Six months ended June 30, 2021 $

Production and manufacturing costs	759	1,131	1,358	1,309
Salaries and benefits	3,680	3,041	7,648	5,759
Consulting fees	1,096	949	2,219	2,014
Research and development expense	523	684	767	1,392
Sales and marketing expenses	469	172	727	334
Amortization and depreciation	497	471	976	896
Share-based compensation	1,591	1,701	2,466	2,798
Rent	151	65	248	133
Software/Hardware	351	123	582	275
Insurance	308	326	618	641
Other expenses	378	348	850	743
	9,803	9,011	18,459	16,294

(7)

Profound Medical Corp.

Notes to Interim Condensed Consolidated Financial Statements

June 30, 2022

In USD (000s)

(Unaudited)

13	Net finance costs

	Three months ended June 30, 2022 $	Three months ended June 30, 2021 $	Six months ended June 30, 2022 $	Six months ended June 30, 2021 $

Change in fair value of derivative financial instrument	(12)	(128)	(89)	(149)
Lease liability interest expense (note 8)	16	23	32	45
Interest income	(75)	(46)	(109)	(94)
Interest income on trade and other receivables (note 3)	(168)	-	(212)	-
Foreign exchange (gain) loss	(1,625)	753	(594)	1,700
	(1,864)	602	(972)	1,502

Foreign currency risk occurs as a result of foreign exchange rate fluctuations between the time a transaction is recorded and the time it is settled.

The Company purchases goods and services denominated in foreign currencies and, accordingly, is subject to foreign currency risk. The Company’s financial instruments denominated in foreign currencies are shown below in US dollars.

				June 30, 2022
	US dollars $	Euro $	Canadian dollars $	Renminbi $	Total $

Cash	577	386	52,179	93	53,235
Trade and other receivables	998	365	4,631	-	5,994
Accounts payable and accrued liabilities	(191)	(510)	(1,703)	(19)	(2,423)
Lease liabilities	-	-	(1,229)	(3)	(1,232)

As at June 30, 2022, if foreign exchange rates had been 5% higher, with all other variables held constant, comprehensive loss would have been $2,710 higher, mainly as a result of the translation of foreign currency denominated cash, trade and other receivables, accounts payable and accrued liabilities, other liabilities and lease liabilities. The Company does not use derivatives to reduce exposure to foreign currency risk.

(8)

Profound Medical Corp.

Notes to Interim Condensed Consolidated Financial Statements

June 30, 2022

In USD (000s)

(Unaudited)

14	Loss per share

The following table shows the calculation of basic and diluted loss per share:

	Three months ended June 30, 2022	Three months ended June 30, 2021	Six months ended June 30, 2022	Six months ended June 30, 2021

Net loss for the period	$5,930	$7,043	$14,145	$14,542
Weighted average number of common shares	20,789,726	20,350,149	20,788,195	20,318,601
Basic and diluted loss per share	$0.28	$0.35	$0.68	$0.72

Of the 1,848,336 (June 30, 2021 – 2,021,933) share options, 143,911 (June 30, 2021 – 218,983) RSUs and 724,983 (June 30, 2021 – 1,093,708) warrants not included in the calculation of diluted loss per share for the period ended June 30, 2022, 1,737,898 (June 30, 2021 – 1,743,892) were exercisable.

15	Related party transactions

Key management includes the Company’s directors and senior management team. The remuneration of directors and the senior management team was as follows:

	Three months ended June 30, 2022 $	Three months ended June 30, 2021 $	Six months ended June 30, 2022 $	Six months ended June 30, 2021 $

Salaries and employee benefits	251	315	1,010	1,136
Directors’ fees	71	53	134	108
Share-based compensation	723	892	879	1,434
	1,045	1,260	2,023	2,678

Executive employment agreements allow for additional payments in the event of a liquidity event, or if the executive is terminated without cause.

16	Segment reporting

The Company’s operations are categorized into one industry segment, which is medical technology focused on magnetic resonance guided ablation procedures for the treatments to ablate the prostate gland, uterine fibroids, osteoid osteoma and nerves for palliative pain relief for patients with metastatic bone disease. The Company is managed geographically in Canada, Germany, USA, China and Finland.

(9)

Profound Medical Corp.

Notes to Interim Condensed Consolidated Financial Statements

June 30, 2022

In USD (000s)

(Unaudited)

For the three months ended June 30, 2022:

	Canada $	USA $	Germany $	Total $

Revenue
Capital equipment	646	218	-	864
Recurring - non-capital	156	827	178	1,161
	802	1,045	178	2,025

For the six months ended June 30, 2022:

	Canada $	USA $	Germany $	Total $

Revenue
Capital equipment	986	218	-	1,204
Recurring - non-capital	286	1,440	459	2,185
	1,272	1,658	459	3,389

For the three months ended June 30, 2021:

	Canada $	USA $	Germany $	Total $

Revenue
Capital equipment	1,021	-	438	1,459
Recurring - non-capital	156	601	411	1,168
	1,177	601	849	2,627

For the six months ended June 30, 2021:

	Canada $	USA $	Germany $	Total $

Revenue
Capital equipment	1,255	-	438	1,693
Recurring - non-capital	205	828	612	1,645
	1,460	828	1,050	3,338

(10)

Profound Medical Corp.

Notes to Interim Condensed Consolidated Financial Statements

June 30, 2022

In USD (000s)

(Unaudited)

Other financial information by segment as at June 30, 2022:

	Canada $	USA $	Germany $	China $	Finland $	Total $

Total assets	67,004	3,043	393	113	2,472	73,025
Goodwill and intangible assets	3,535	-	-	-	-	3,535
Property and equipment	315	472	-	-	-	787
Right-of-use assets	974	-	-	4	-	978
Amortization of intangible assets	531	-	-	-	-	531
Depreciation of property and equipment	170	157	-	-	-	327
Depreciation of right-of-use assets	114	-	-	4	-	118

Other financial information by segment as at December 31, 2021:

	Canada $	USA $	Germany $	China $	Finland $	Total $

Total assets	81,529	2,068	1,445	81	1,652	86,775
Goodwill and intangible assets	4,124	-	-	-	-	4,124
Property and equipment	490	298	-	-	-	788
Right-of-use assets	1,106	-	-	10	-	1,116
Amortization of intangible assets	1,029	-	-	-	-	1,029
Depreciation of property and equipment	408	110	-	-	-	518
Depreciation of right-of-use assets	234	-	-	8	90	332

(11)